UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that it has commenced enrollment in Canada using Adhibit™ adhesion prevention gel to reduce the incidence and severity of adhesions following laparoscopic surgery in severe endometriosis (Stage 3 & 4).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 27, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
MONDAY OCTOBER 27, 2003

ANGIOTECH COMMENCES ENDOMETRIOSIS ANTI-ADHESION STUDY IN CANADA

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that it has commenced enrollment in Canada using Adhibit™ adhesion prevention gel to reduce the incidence and severity of adhesions following laparoscopic surgery in severe endometriosis (Stage 3 & 4).  Endometriosis is a condition that develops when the lining of the uterus (endometrium) grows outside the uterus on other organs such as the ovaries, bowel, bladder, and pelvic lining.

Adhesions occur when normally separate tissues scar together. At the time of surgery, there is damage to tissue, which can lead to abnormal connections between tissues and organs.  Potential serious complications of adhesions include conditions such as chronic pain, bowel obstruction and infertility.

Adhibit™ is designed to bind directly to the tissue and form a temporary barrier between surfaces, preventing contact and adhesions from forming. Adhibit™ only takes one to two minutes to prepare and is easily applied with a spray system making it uniquely suitable for endoscopic applications. The product is a completely synthetic, self-polymerizing liquid hydrogel that is resorbed by the body in less than 30 days.

“Treatment of endometriosis with subsequent adhesion formation represents a significant surgical problem in women’s health and Adhibit™ could play an important role in reducing the adhesion rate post-surgery,” said Rui Avelar, MD, VP of Medical Affairs at Angiotech.  “In Europe, Adhibit™ performs very well in reducing scar formation in pediatric open heart surgery where repeat procedures over several years are often necessary.  In the case of endometriosis, our goal is to avoid the need for repeat surgeries.”

The current study, a 30-patient open-label controlled study of Adhibit™, at three centers in Canada was initiated today.  Patients undergoing laparoscopic surgery will have Adhibit™ sprayed on to the surgical site where it will adhere to the tissue and remain in place during the critical wound-healing period, when adhesions typically form. Laparoscopic surgery differs from conventional abdominal surgery in that a few keyhole incisions are made rather than one larger incision. The endpoint of the trial will be to measure the extent and severity of the adhesion formation by conducting a follow-up laparoscopy four to six weeks after the initial procedure. The study is a first for Adhibit™ in North America and is part of a clinical program designed by Angiotech to gain regulatory approval in a population where there is a significant unmet medical need.

Endometriosis is estimated to occur in about 6-10% of women of reproductive age and causes infertility in about 30-40% of these patients.  In the U.S., about 1.4 million women in 2002 were diagnosed with endometriosis and treated by a gynecologist. While the majority of patients are treated with drugs to control symptoms, 40% of patients will undergo surgical treatments.

Adhibit™ adhesion prevention gel is approved in Europe to prevent or reduce post-surgical adhesion formation in patients undergoing cardiac surgery. A pivotal trial in Europe is currently enrolling patients undergoing laparoscopic surgery for uterine fibroids to expand the population of surgical patients that could potentially benefit from Adhibit™.

Adhibit™ is a trademark of Cohesion Technologies, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc. Adhibit™ is sold, marketed and distributed by Baxter Healthcare Corporation, based on a February 2003 worldwide strategic alliance between Angiotech and Baxter.

Angiotech is in the business of enhancing the performance of medical devices and surgical implants through the innovative use of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements in this press release regarding future developments Adhibit™ and Angiotech or Baxter managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to realize anticipated sales of Adhibit™ ; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; difficulties or delays in obtaining regulatory approvals to market products and services resulting from Angiotech’s development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Ian Harper (investors & media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676